Filed Pursuant to Rule 424(b)(3)
Registration No. 333-200829

Prospectus Supplement No. 1

(to prospectus dated January 9, 2015)

11,666,667 Shares

TerraForm Power, Inc.

Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated January 9, 2015, covering resales by selling stockholders of our Class A common stock, par value $0.01 per share, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 3, 2015.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

See “Risk Factors” beginning on page 30 of the prospectus to read factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement Dated February 3, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 3, 2015 (January 28, 2015)

TERRAFORM POWER, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-36542	46-4780940
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7550 Wisconsin Avenue, 9th Floor, Bethesda, Maryland, 20814

(Address of principal executive offices, including zip code)

(240) 762-7700

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

5.875% Senior Notes due 2023

On January 28, 2015, TerraForm Power Operating, LLC (“TerraForm Operating”), a subsidiary of TerraForm Power, Inc. (“TerraForm Power”), issued $800 million aggregate principal amount of 5.875% senior notes due 2023 (the “2023 Notes”), under an indenture, dated as of January 28, 2015 (the “Indenture”), among TerraForm Operating, the TerraForm Note Guarantors (as defined below) and U.S. Bank National Association, as trustee for the 2023 Notes. The 2023 Notes were issued in a private offering exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the Securities Act and to persons outside of the United States pursuant to Regulation S under the Securities Act, at a purchase price equal to 99.214% of the principal amount thereof.

TerraForm Operating used the net proceeds to fund, in whole or in part, renewable energy projects (“Eligible Green Projects”). Specifically, TerraForm Operating used the net proceeds from the offering, together with contributed net proceeds from public and private equity offerings of Class A common stock by TerraForm Power, to fund the full purchase price of the Acquisition (as defined below), to repay existing indebtedness of TerraForm Operating that was used to purchase or develop other Eligible Green Projects, and to pay fees, expenses and other costs related thereto.

The 2023 Notes are unsecured senior obligations of TerraForm Operating, guaranteed by the TerraForm Note Guarantors, and will mature on February 1, 2023. The 2023 Notes bear interest at a rate of 5.875% per annum. Interest on the Notes will be payable semiannually to holders of record at the close of business on January 15 or July 15 immediately preceding the interest payment date on February 1 and August 1 of each year, commencing August 1, 2015.

The following is a brief description of the terms of the 2023 Notes and the Indenture.

Ranking

The 2023 Notes and the guarantees are TerraForm Operating’s and the TerraForm Note Guarantors’ senior unsecured obligations and:

•	rank senior in right of payment to TerraForm Operating’s and the TerraForm Note Guarantors’ existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the 2023 Notes;

•	rank equally in right of payment with all of TerraForm Operating’s and the TerraForm Note Guarantors’ existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the 2023 Notes; and

•	are effectively subordinated to all of TerraForm Operating’s and the TerraForm Note Guarantors’ existing and future secured debt, including TerraForm Operating’s obligations under its New Revolver (as defined below), to the extent of the value of the assets securing such debt.

In addition, the 2023 Notes are structurally subordinated to all of the existing and future liabilities and obligations (including trade payables, but excluding intercompany liabilities) of each of TerraForm Operating’s non-guarantor subsidiaries.

Guarantees

The 2023 Notes are jointly and severally guaranteed by TerraForm Operating’s direct parent, TerraForm Power, LLC (“Terra LLC”), and each of TerraForm Operating’s existing and future subsidiaries that is a guarantor under its New Revolver, subject to certain exceptions (collectively, the “TerraForm Note Guarantors”). TerraForm Power will not guarantee the 2023 Notes.

Optional Redemption

On or after February 1, 2018, TerraForm Operating may redeem the 2023 Notes at its option, in whole at any time or in part from time to time, at the following redemption prices, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on February 1 of the years set forth in the table below:

Period	Redemption price
2018	104.406%
2019	102.938%
2020	101.469%
2021 and thereafter	100.000%

In addition, prior to February 1, 2018, TerraForm Operating may redeem the 2023 Notes at its option, (1) in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of such 2023 Notes redeemed plus a “make-whole” premium as of, and accrued and unpaid interest to, the applicable redemption date and/or (2) in the aggregate up to 35% of the original aggregate principal amount of the 2023 Notes (calculated after giving effect to any issuance of additional 2023 Notes) with the net cash proceeds of one or more equity offerings of the capital stock of TerraForm Power or Terra LLC to the extent the net cash proceeds thereof are contributed to the common equity capital of Terra LLC, at a redemption price of 105.875% of such 2023 Notes redeemed, plus accrued and unpaid interest to the redemption date; provided, however, that at least 65% of the original aggregate principal amount of the 2023 Notes (calculated after giving effect to any issuance of additional 2023 Notes) remains outstanding after each such redemption. Any such redemption or notice may, at TerraForm Operating’s discretion, be subject to one or more conditions precedent, including completion of an equity offering or other corporate transaction.

Change of Control

Upon the occurrence of a change of control, as defined in the Indenture, TerraForm Operating must offer to repurchase the 2023 Notes at 101% of the applicable principal amount, plus accrued and unpaid interest and additional interest, if any, to the repurchase date.

Covenants

The Indenture contains customary negative covenants, subject to a number of important exceptions and qualifications, applicable to Terra LLC, TerraForm Operating and its restricted subsidiaries, including, without limitation, covenants related to: indebtedness, disqualified stock and preferred stock; dividends and distributions to stockholders and parent entities; repurchase and redemption of capital stock; investments and acquisitions; transactions with affiliates; liens; mergers, consolidations and transfers of substantially all assets; transfer or sale of assets, including capital stock of subsidiaries; and prepayment, redemption or repurchase of indebtedness subordinated to the 2023 Notes.

In addition, upon the 2023 Notes receiving an investment grade rating from at least two of Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc. and Fitch Ratings Ltd., and no default has occurred and is continuing under the Indenture, Terra LLC, TerraForm Operating and its restricted subsidiaries will permanently cease to be subject to certain of such covenants.

Events of Default

The Indenture also provides for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the 2023 Notes to become or to be declared due and payable.

New Revolving Credit Facility

In connection with the Acquisition, on January 28, 2015, TerraForm Operating entered into a new senior secured revolving credit facility (“New Revolver”) with Barclays Bank PLC, as Administrative Agent, Joint Lead Arranger and Joint Bookrunner, Citigroup Global Markets Inc., Goldman Sachs Bank USA, Macquarie Capital (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding, Inc., as Joint Lead Arrangers, Joint Bookrunners and Co-Syndication Agents, and KeyBank National Association and Royal Bank of Canada, as Co-Documentation Agents, and certain lenders. The New Revolver will be used to refinance the Existing Credit Facilities (as defined below) entered into by TerraForm Operating in connection with the initial public offering of TerraForm Power and for other general corporate purposes and working capital requirements of TerraForm Power.

The New Revolver consists of a revolving credit facility in an amount of at least $550.0 million (available for revolving loans and letters of credit) and permits TerraForm Operating to increase commitments to up to $725.0 million in the aggregate, subject to customary closing conditions. The New Revolver matures on the five-year anniversary of the closing date of such facility. Each of TerraForm Operating’s existing and subsequently acquired or organized domestic restricted subsidiaries (excluding non-recourse subsidiaries) and Terra LLC are or will become guarantors under the New Revolver.

The material terms of the New Revolver are summarized below.

Interest Rate

All outstanding amounts under the New Revolver bear interest initially at a rate per annum equal to, at Terra Operating LLC’s option, either (i) a base rate plus a margin of 1.50% or (ii) a reserve adjusted Eurodollar rate plus a margin of 2.50%. After the fiscal quarter ended June 30, 2015, the applicable margin will be determined by reference to a leverage-based grid.

Prepayments

The New Revolver provides for voluntary prepayments, in whole or in part, subject to notice periods, and requires TerraForm Operating to prepay outstanding borrowings in an amount equal to 100% of the net cash proceeds received by Terra LLC or its restricted subsidiaries from the incurrence of indebtedness not permitted by the New Revolver by TerraForm Operating or its restricted subsidiaries.

Representations and Warranties

The New Revolver contains customary representations and warranties by Terra LLC, TerraForm Operating and certain of TerraForm Operating’s subsidiaries, including, without limitation, representations and warranties related to: organization; requisite power and authority; qualification; equity interests and ownership; due authorization; no conflict; governmental consents; binding obligation; historical financial statements; projections; no material adverse effect; no restricted junior payments; adverse proceedings; payment of taxes; properties; environmental matters; no defaults; material contracts; governmental regulation; federal reserve regulations; the Securities Exchange Act of 1934, as amended; employee matters; employee benefit plans; certain fees; solvency; compliance with statutes; disclosure; anti-terrorism laws; anti-money laundering; embargoed persons; and energy regulatory matters.

Covenants

The New Revolver contains customary affirmative covenants, subject to exceptions, by Terra LLC, TerraForm Operating and certain of Terra Operating’s subsidiaries, including, without limitation, covenants related to: financial statements and other reports (including notices of default and annual budgets); existence; payment of taxes and claims; maintenance of properties; insurance; books and records; inspections; lenders meetings; compliance with laws; environmental; subsidiaries; additional material real estate assets; further assurances; cash management systems; and energy regulatory status. The New Revolver also contains customary negative covenants, subject to exceptions, applicable to Terra LLC, TerraForm Operating and certain of TerraForm Operating’s subsidiaries, including, without limitation, covenants related to: indebtedness; liens; no further negative pledges; restricted junior payments; restrictions on subsidiary distributions; investments; fundamental changes; disposition of assets; acquisitions; sales and leasebacks; transactions with shareholders and affiliates; conduct of business; permitted activities of certain credit parties; amendments or waivers of organizational documents; and fiscal year.

The New Revolver contains a maximum leverage ratio and minimum debt service coverage ratio that will be tested quarterly.

Collateral

The New Revolver, each guarantee and any interest rate, currency hedging or hedging of Renewable Energy Credits obligations of TerraForm Operating or any guarantor owed to the administrative agent, any arranger or any lender under the New Revolver is secured by first priority security interests in (i) all of TerraForm Operating’s and each guarantor’s assets, (ii) 100% of the capital stock of each of TerraForm Operating and its domestic restricted subsidiaries and 65% of the capital stock of TerraForm Operating’s foreign restricted subsidiaries and (iii) all intercompany debt. Notwithstanding the foregoing, collateral under the New Revolver excludes the capital stock of non-recourse subsidiaries.

Registration Rights Agreement

In connection with the issuance of the Exchangeable Notes described below, TerraForm Power entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the holders of the Registrable Securities (as defined therein) party thereto, the Exchangeable Notes Trustee (as defined below) and SunEdison, Inc. (“SunEdison”), pursuant to which TerraForm Power agreed to file a shelf registration statement (the “Shelf Registration Statement”) with the Securities and Exchange Commission (the “SEC”), covering resales of Registrable Securities, if any, issuable upon exchange of the Exchangeable Notes by the holders of Registrable Securities (including the Exchangeable Notes Trustee), and have it declared effective by the SEC within twelve months of the issue date of the Exchangeable Notes (as defined below) (the “Effectiveness Deadline”), or use commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective by the SEC as soon as reasonably practicable if certain events described in the Exchangeable Notes Indenture (as defined below) occur before the Effectiveness Deadline.

Upon effectiveness of the Shelf Registration Statement, Significant Holders (as defined in the Registration Rights Agreement) will have the ability to request up to two underwritten offerings per year (in respect of Registrable Securities with an aggregate market value of at least $100 million at the time of such request), subject to certain conditions. TerraForm Power is also obligated to cooperate with non-Significant Holders in effecting block trades under the Shelf Registration Statement to the extent such trades are made in respect of Registrable Securities with an aggregate market value of at least $75 million, subject to certain conditions.

The Registration Rights Agreement includes customary piggyback registration rights and black-out periods and also provides that to the extent TerraForm Power does not meet certain obligations pursuant to the agreement, it will be obligated to pay liquidated damages to holders of the Exchangeable Notes (to the extent party to the Registration Rights Agreement).

Amended and Restated Interest Payment Agreement

On January 28, 2015, Terra LLC and Terra Operating entered into the Amended and Restated Interest Payment Agreement (the “Amended Interest Payment Agreement”) with SunEdison and SunEdison Holdings Corporation. The Amended Interest Payment Agreement amends and restates the Interest Payment Agreement entered into by the parties on July 23, 2014 in connection with TerraForm Power’s initial public offering (the “Original Agreement”), all in accordance with the terms of the Intercompany Agreement entered into by the parties on November 17, 2014.

Pursuant to the Amended Interest Payment Agreement, SunEdison has agreed to pay amounts equal to a portion of each scheduled interest payment on the 2023 Notes, beginning with the first scheduled interest payment on August 1, 2015, and continuing through the scheduled interest payment on August 1, 2017. Amounts will be paid by SunEdison as follows: (1) in respect of the first scheduled interest payment, $16.0 million, less amounts already paid by SunEdison under the Original Agreement, (2) in respect of each scheduled interest payment in 2016, $8.0 million, and (3) in respect of each scheduled interest payment in 2017, $8.0 million, provided that the maximum amount payable by SunEdison under the Amended Interest Payment Agreement (inclusive of amounts already paid under the Original Agreement) may not exceed $48.0 million (plus any interest due on any payment not remitted when due). SunEdison will also not be obligated to pay any amounts payable under the 2023 Notes in connection with an acceleration of the indebtedness thereunder.

The Amended Interest Payment Agreement provides that at least three business days prior to the relevant interest date under the 2023 Notes, SunEdison will deposit into an account of Terra Operating an amount equal to the relevant interest payment amount and Terra Operating will use such amount to pay the interest payment amount in accordance with the terms of the 2023 Notes. Any amounts payable by SunEdison under the Amended Interest Payment Agreement that are not remitted when due will remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts at a rate per annum equal to the interest rate of the 2023 Notes. In addition, subject to any agreements to the contrary entered into among the parties or their respective creditors, Terra LLC will be entitled to set off any amounts owed by SunEdison pursuant to the Amended Interest Payment Agreement against any and all sums owed by Terra LLC to SunEdison (or its affiliates) under the distribution provisions of the amended and restated operating agreement of Terra LLC, and Terra LLC may pay such amounts to Terra Operating.

The Amended Interest Payment Agreement may be terminated early by mutual written agreement of SunEdison and Terra Operating and will automatically terminate upon the repayment in full of all outstanding indebtedness under the 2023 Notes or a specified change of control of TerraForm Power, Terra LLC or Terra Operating. The agreement may also be terminated at the election of SunEdison, Terra LLC or Terra Operating if any of them experiences certain events relating to bankruptcy or insolvency. Any decision by Terra LLC or Terra Operating to terminate the Amended Interest Payment Agreement must have the prior approval of a majority of the members of TerraForm Power’s Corporate Governance and Conflicts Committee of its board of directors.

The foregoing summaries of the Indenture, New Revolver, Registration Rights Agreement and Amended Interest Payment Agreement in this Item 1.01 do not purport to be complete and are qualified in their entirety by reference to the full text of the actual agreements filed as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, to this Form 8-K and are incorporated herein by reference.

Item 1.02	Termination of a Material Definitive Agreement.

Concurrently with its entry into the New Revolver, TerraForm Operating terminated its existing $790.0 million senior secured credit facility, consisting of a $415 million revolving credit facility (the “Existing Revolver”) and a $375.0 million senior secured term loan facility (the “Existing Term Loan” and, collectively with the Existing Revolver, the “Existing Credit Facilities”) with Goldman Sachs Bank USA (“GS Bank”), as Administrative Agent and Collateral Agent, GS Bank, Barclays Bank PLC, Citigroup Global Markets Inc. and JPMorgan Chase Bank, N.A., as Joint Lead Arrangers, Joint Bookrunners and Co-Syndication Agents, and Santander Bank, N.A., as Documentation Agent. The Existing Credit Facilities were guaranteed by Terra LLC and certain of TerraForm Operating’s domestic subsidiaries. Borrowings under the Existing Credit Facilities were secured by first priority security interests in (i) substantially all of TerraForm Operating’s and each guarantor’s assets and (ii) 100% of the capital stock of each of Terra Operating’s domestic subsidiaries and 65% of the capital stock of TerraForm Operating’s foreign subsidiaries, but were not secured by the capital stock of non-recourse subsidiaries. Outstanding amounts under the Existing Credit Facilities bore interest at a rate per annum equal to, at TerraForm Operating’s option, either (a) a base rate plus 2.75% or (b) a reserve adjusted Eurodollar rate plus 3.75%. For the Existing Term Loan, the base rate was subject to a “floor” of 2.00% and the reserve adjusted Eurodollar rate is subject to a “floor” of 1.00%. The maturity date of the Existing Term Loan was July 23, 2019 and the maturity date of the Existing Revolver was July 23, 2017. There were no prepayment penalties in connection with the termination of the Existing Credit Facilities.

Item 2.01	Completion of Acquisition or Disposition of Assets.

On January 29, 2015, SunEdison and TerraForm First Wind ACQ, LLC, a subsidiary of TerraForm Operating, as assignee of Terra LLC under the Purchase Agreement (as defined below), completed the previously announced acquisition of First Wind Holdings, LLC (“Parent,” together with its subsidiaries, “First Wind”), pursuant to a purchase and sale agreement, dated as of November 17, 2014, as amended by the First Amendment to the Purchase and Sale Agreement, dated as of January 28, 2015 (together, the “Purchase Agreement”), among SunEdison, TerraForm Power, Terra LLC, First Wind, the members of First Wind and certain other persons party thereto (the “Acquisition”). In the Acquisition, TerraForm First Wind ACQ, LLC purchased from First Wind certain solar and wind operating projects representing 521 MW of operating power assets (including 500 MW of wind and 21 MW of solar power assets), and SunEdison purchased all of the equity interests of Parent and all of the outstanding equity interests in certain subsidiaries of Parent that own, directly or indirectly, wind and solar operating and development projects representing 1.6 GW of pipeline and backlog and development opportunities representing more than 6.4 GW of wind and solar projects.

Pursuant to the terms of the Purchase Agreement, SunEdison and TerraForm Operating paid a total consideration of $2.4 billion, which was comprised, in part, of an upfront payment of $1.0 billion, including the assumption of $361.0 million of debt at closing, and an expected $510.0 million of earnout payments over two-and-a-half years upon full notice to proceed with respect to solar earnout projects and substantial completion with respect to wind earnout projects, subject to certain adjustments as set forth in the Purchase Agreement.

SunEdison’s portion of the total consideration is $1.5 billion, comprised of the upfront payment of $1.0 billion and the expected earn-out payments. The earn-out payments will be payable by SunEdison subject to completion of certain projects in First Wind’s backlog. TerraForm First Wind ACQ, LLC acquired First Wind’s operating portfolio for an enterprise value of $862 million. As part of SunEdison’s upfront consideration, Seller Note, LLC, a wholly owned special purpose subsidiary of SunEdison (“Seller Note LLC”), issued the Exchangeable Notes in an aggregate principal amount of $336,470,000, as further described below. The remainder of the consideration for the Acquisition is being funded from cash on hand and from other previously disclosed financing sources.

The foregoing description of the Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Purchase Agreement filed as Exhibits 2.1 and 2.2 to this Form 8-K and is incorporated herein by reference.

The representations, warranties and covenants of the parties contained in the Purchase Agreement have been made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (a) have been made only for purposes of the Purchase Agreement, (b) are subject to materiality qualifications contained in the Purchase Agreement which may differ from what may be viewed as material by investors, (c) are made only as of the date of the closing of the transaction or such other date as is specified in the Purchase Agreement and (d) have been included in the Purchase Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Purchase Agreement is included with this filing only to provide investors with information regarding the terms of the Purchase Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in TerraForm Power’s or SunEdison’s public disclosures.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 is incorporated by reference into this Item 2.03.

Item 8.01	Other Events.

Margin Loan Agreement

On January 29, 2015 (the “Margin Closing Date”), SUNE ML 1, LLC (the “Borrower”), a wholly-owned special purpose subsidiary of SunEdison, entered into a Margin Loan Agreement (the “Loan Agreement”) with the lenders party thereto (each, a “Lender”) and Deutsche Bank AG, London Branch, as the administrative agent (in such capacity, the “Administrative Agent”) and the calculation agent thereunder, and SunEdison concurrently entered into a Guaranty Agreement in favor of the Administrative Agent for the benefit of each of the Lenders, pursuant to which SunEdison guaranteed all of the Borrower’s obligations under the Loan Agreement.

On the Margin Closing Date, $410.0 million in term loans were made to the Borrower under the Loan Agreement. The net proceeds of the term loans, less certain expenses, were made available to SunEdison to fund the Acquisition. The term loans mature on the 24-month anniversary of the Margin Closing Date.

The Loan Agreement requires the Borrower to maintain a certain loan to value ratio (based on the value of the Class A common stock of TerraForm Power (“TerraForm Power Class A Common Stock”), which certain of the collateral may be exchanged for). In the event that this ratio is not maintained, the Borrower must post additional cash collateral under the Loan Agreement and/or elect to repay a portion of the term loans thereunder.

In addition, the Loan Agreement requires the repayment of all or a portion of the term loans made thereunder upon the occurrence of certain events customary for financings of this nature, including other events relating to the price, liquidity or value of TerraForm Power Class A Common Stock, certain events or extraordinary transactions related to TerraForm Power and certain events related to SunEdison.

The Borrower’s obligations under the Loan Agreement are secured by a first priority lien on shares of Class B common stock in TerraForm Power, and Class B units and Incentive Distribution Rights in Terra LLC, in each case, that are owned by the Borrower. All outstanding amounts under the Loan Agreement bear interest at a rate per annum equal to a three-month Eurodollar rate plus an applicable margin as otherwise agreed among the parties.

The Loan Agreement contains customary representations and warranties, covenants and events of default for financings of this nature. Upon the occurrence and during the continuance of an event of default, any lender may declare the term loans due and payable, exercise remedies with respect to the collateral and demand payment from SunEdison of the obligations under the Loan Agreement then due and payable. TerraForm Power has agreed to certain obligations in connection with the Loan Agreement relating to its equity securities.

3.75% Guaranteed Exchangeable Senior Secured Notes due 2020

On January 29, 2015, Seller Note LLC issued $336,470,000 aggregate principal amount of 3.75% Guaranteed Exchangeable Senior Secured Notes due 2020 (the “Exchangeable Notes”) pursuant to an Indenture, dated January 29, 2015 (the “Exchangeable Notes Indenture”), among Seller Note LLC, SunEdison, as guarantor, and Wilmington Trust, National Association, as exchange agent, registrar, paying agent and collateral agent (the “Exchangeable Notes Trustee”). In connection with the issuance of the Exchangeable Notes, Seller Note LLC also entered into a Pledge Agreement with the Exchangeable Notes Trustee, in its capacity as collateral agent, providing for the pledge of TerraForm Power’s shares of Class B common stock and Terra LLC’s Class B units held by Seller Note LLC (the “Class B Securities”) as described below.

The proceeds of the Exchangeable Notes issuance makes up a portion of SunEdison’s upfront consideration for the Acquisition. The Exchangeable Notes bear interest at a rate of 3.75% per annum and mature on January 15, 2020. Interest on the Exchangeable Notes will be payable semiannually in arrears to holders of record at the close of business on January 1 or July 1 immediately preceding the interest payment date on January 15 and July 15 of each year, commencing on July 15, 2015.

The notes will be secured by a first priority lien on the Class B Securities, equal to the number of shares of TerraForm Power Class A Common Stock initially issuable upon exchange of the Exchangeable Notes, including the maximum number of shares of TerraForm Power Class A Common Stock to be issued upon exchange in connection with a make-whole fundamental change, which Class B Securities will be transferred by SunEdison to Seller Note LLC upon issuance of the Exchangeable Notes. SunEdison will transfer to Seller Note LLC, and Seller Note LLC will pledge, on a first priority basis, additional shares of the Class B Securities in connection with any adjustment to the exchange rate, so that, at all times, the Class B Securities equal to the full number of shares of TerraForm Power Class A Common Stock issuable upon exchange of the Exchangeable Notes shall be held by Seller Note LLC and subject to such first priority lien. The Exchangeable Notes are fully and unconditionally guaranteed by SunEdison. The Exchangeable Notes and the guarantees are pari passu in right of payment to the SunEdison’s obligations under its outstanding convertible debt.

Holders of the Exchangeable Notes may exchange their Exchangeable Notes at their option on or after January 29, 2016 at any time prior to the close of business on the business day immediately preceding the maturity date. Upon exchange, Seller Note LLC will deliver shares of TerraForm Power Class A Common Stock, based upon the applicable exchange rate (together with a cash payment in lieu of delivering any fractional share). The initial exchange rate is 28.9140 shares of TerraForm Power Class A Common Stock per $1,000 principal amount of Exchangeable Notes, equivalent to an initial exchange price of approximately $34.58 per share of TerraForm Power Class A Common Stock. The exchange rate is subject to adjustment in some events but will not be adjusted for accrued interest.

Seller Note LLC may not redeem the relevant Exchangeable Note prior to the maturity date, and no “sinking fund” is provided for the Exchangeable Notes. Upon the occurrence of a “Fundamental Change” (as defined in the Exchangeable Notes Indenture), Holders of the Exchangeable Notes may require Seller Note LLC to repurchase for cash the Exchangeable Notes at a price equal to 100% of the principal amount of the Exchangeable Notes being repurchased plus any accrued and unpaid interest up to, but excluding, the repurchase date; provided, however, that if the repurchase date is after a regular record date and on or prior to the interest payment date to which it relates, Seller Note LLC will instead pay interest accrued to the interest payment date to the holder of record of the Exchangeable Note as of the close of business on the regular record date, and the Fundamental Change purchase price shall then be equal to 100% of the principal amount of the note subject to purchase and will not include any accrued and unpaid interest. In addition, following certain events that constitute “Make-Whole Fundamental Changes” (as defined in the Exchangeable Notes Indenture), Seller Note LLC will increase the exchange rate for holders who elect to exchange Exchangeable Notes in connection with such events in certain circumstances.

The Exchangeable Notes are subject to certain customary events of default, as described in the Exchangeable Notes Indenture. The Exchangeable Notes were offered in a private placement to certain eligible investors pursuant to Section 4(a)(2) of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired.

The audited combined financial Statements of the First Wind Operating Entities as of and for the years ended December 31, 2013 and 2012 and the unaudited condensed combined financial statements of the First Wind Operating Entities as of September 30, 2014 and for the nine months ended September 30, 2014 are incorporated herein by reference from TerraForm Power’s Registration Statement on Form S-1 (No. 333-200830), filed with the SEC on December 10, 2014, as amended by Amendment No. 1, filed with the SEC on January 14, 2015.

(b) Pro Forma Financial Information.

The unaudited pro forma financial information and explanatory notes relating to the Acquisition (with respect to TerraForm Power) for the year ended December 31, 2013 and for the nine months ended September 30, 2014, are incorporated herein by reference from TerraForm Power’s Registration Statement on Form S-1 (No. 333-200830), filed with the SEC on December 10, 2014, as amended by Amendment No. 1, filed with the SEC on January 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERRAFORM POWER, INC.

February 3, 2015	By:	/s/ Sebastian Deschler
	Name:	Sebastian Deschler
	Title:	Senior Vice President, General Counsel and Secretary